November 14, 2018

Thomas J. Reilly
Chief Executive Officer
Cloudera, Inc.
395 Page Mill Road
Palo Alto, CA 94306

       Re: Cloudera, Inc.
           Registration Statement on Form S-4
           Filed November 5, 2018
           File No. 333-228155

Dear Mr. Reilly:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    David K. Michaels